                                   For Immediate Release

                                                                                                                                       NEWS RELEASE

                                   TSX: PFN  OTCBB: PAWEF  Frankfurt: P7J

                                                                                             Toll Free 1.800.667.1870

                                                                                                                                    www.pfncapital.com

$1,000,000 Non-Brokered Private Placement

December 9, 2009 Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J).  Pacific North West Capital Corp. (the “Company”) wishes to announce the following:

A non‐brokered private placement of up to 5,000,000 units at a purchase price of $0.20 per unit for gross proceeds of up to $1,000,000. Each unit will consist of one common share in the capital of the Company and one‐half of one share purchase warrant, each whole Warrant entitling the holder thereof to purchase one additional common share of the Company for 2 years at a price of $0.35 in the first year and at a price of $0.45 in the second year.

A portion or all of the units may be flow-through units.

The proceeds from the private placement received from the sale of the units, will be used for the further development of the Destiny Gold Project, located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region, Québec (see news release dated December 3, 2009) and for the further development of the Rock and Roll Project located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia.  (see news release dated Oct 12, 2009), and for the acquisition of additional Platinum Group Metals, precious metals and base metals projects in Canada, the United States and Africa.

A finder’s fee may be paid.  The foregoing is subject to regulatory approval.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, First Nickel, Fire River Gold Corp. and Alto Ventures Ltd.

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous under funded opportunities that are available in the mining sector today.

Management of Pacific North West Capital plans to use their technical, financing and negotiating abilities for the acquisition of additional Platinum Group Metals, precious metals and base metals projects on an international scale.  To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and to our board of directors. Pacific North West Capital is part of the International Metals Group (www.internationalmetalsgroup.com).

Pacific North West Capital Corp. has approximately $7.3 million in working capital and securities.

Further Information:  Tel: +1.604.685.1870  Fax: +1.604.685.8045

Email:  info@pfncapital.com, or visit www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

December 9, 2009